UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-38366

Gates Industrial Corporation (UK) Limited*
(formerly known as Gates Industrial Corporation plc)
(Exact name of registrant as specified in its charter)

1144 Fifteenth Street
Denver, Colorado 80202
(303) 744-1911
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Ordinary Shares, $0.01 par value per share*
(Title of each class of securities covered by this Form)
N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: One (1)

* This Form 15 relates solely to the reporting obligations of Gates Industrial Corporation (UK) Limited (formerly known as Gates Industrial Corporation plc), a company incorporated under the laws of England and Wales, a wholly owned subsidiary of Gates Industrial Corporation Ltd., a Bermuda exempted company limited by shares (“New Gates”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and does not affect the reporting obligations of New Gates pursuant to Rule 12g-3(a) of the Exchange Act.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, Gates Industrial Corporation (UK) Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: July 30, 2026

GATES INDUSTRIAL CORPORATION (UK) LIMITED

By:	/s/ Naomi Baez Amos
Name:	Naomi Baez Amos
Title:	Director